Profit and Loss

Milkweed Inn
January 1-August 25, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Merchandise Sales	535.00
Sales	151,000.00
Total for Income	**$151,535.00**
Cost of Goods Sold	
Cost of Goods Sold	$37,761.90
Beverage	8,745.64
Food	7,783.87
Total for Cost of Goods Sold	**$54,291.41**
Cost of Labor	$66,606.47
Cabrera, Kylie	600.00
Total for Cost of Labor	**$67,206.47**
Merchandise Purchases	336.01
Total for Cost of Goods Sold	**$121,833.89**
Gross Profit	**$29,701.11**
Expenses	
Advertising & Marketing	2,385.00
Airstream Repairs Expense	200.00
Auto Expense	0
Auto Repair	703.67
Gas	1,271.73
Total for Auto Expense	**$1,975.40**
Bank Charges & Fees	133.80
Contractors	37,000.00
Credit Card Processing	20.00
Flowers	40.00
Insurance (Auto)	2,174.43
Insurance (Liability, fire, theft)	1,475.76
Insurance (RV)	1,475.76
Legal & Professional Services	3,100.00
Meals (50% Deductible)	298.63
Medical Expense	517.03
Miscellaneous	349.00
Misc. Supplies	$643.10
Bedding	1,050.92
Cleaning	275.00
Kitchen	422.98
Laundry	37.70
Total for Misc. Supplies	**$2,429.70**
Office Supplies & Software	2,708.27

Profit and Loss

Milkweed Inn
January 1-August 25, 2025

DISTRIBUTION ACCOUNT	TOTAL
Rent	2,750.00
Rent - IR	0
Rent - Airstream	14,805.00
Rent-Mortgage	14,486.00
Rent - refinance	13,750.00
Rent-Synchony	2,500.00
Total for Rent - IR	**$45,541.00**
Repairs & Maintenance	7,726.83
Sales Tax	9,029.80
Small Equipment	0
Tools	268.67
Total for Small Equipment	**$268.67**
Solar Expense	9,031.15
Subscription Fees	232.72
Telephone Expense	1,148.88
Transportation	161.90
Travel	$397.42
Parking & Tolls	215.92
Total for Travel	**$613.34**
Utilities	$428.82
Garbage	110.00
Phone & Internet	716.50
Propane	752.56
Total for Utilities	**$2,007.88**
Total for Expenses	**$134,794.95**
Net Operating Income	**-$105,093.84**
Other Income	
Other Expenses	
Health Insurance Partner Regan	7,504.88
Total for Other Expenses	**$7,504.88**
Net Other Income	**-$7,504.88**
Net Income	**-$112,598.72**

Balance Sheet

Milkweed Inn
As of August 25, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (5769)	152,139.03
** Total for Bank Accounts**	**$152,139.03**
Accounts Receivable	
Other Current Assets	
Due from Iliana Regan-Partnership Interest	190,111.49
Due to/from Elizabeth	
Inventory Asset	
To/From Christine Regan	
Uncategorized Asset	
** Total for Other Current Assets**	**$190,111.49**
** Total for Current Assets**	**$342,250.52**
Fixed Assets	
Capital Improvements	
Electrical	7,354.52
Furnishings	11,351.19
Furniture & Fixtures	7,288.58
Miscellaneous Imp	38,213.22
Plumbing	7,700.00
Solar	17,170.41
Start-up & Organizational Expense	372.96
Structural	19,265.46
Tent	3,799.97
** Total for Fixed Assets**	**$112,516.31**
Other Assets	
Accumulated Depr	0
Accumulated Depreciation	-46,873.00
** Total for Accumulated Depr**	**-$46,873.00**
** Total for Other Assets**	**-$46,873.00**
Total for Assets	**$407,893.83**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Home Depot Credit Card	
** Total for Credit Cards**	**0**

Balance Sheet

Milkweed Inn

As of August 25, 2025

DISTRIBUTION ACCOUNT	TOTAL
Other Current Liabilities	
2024 Reservations Deposits	
Sales Tax Payable	
Unbooked Sales	$12,865.00
Unbooked Sales 2025 Reservations	474,130.75
Unbooked Sales, Gratuity & Tax 2019-2023	198,034.67
Total for Unbooked Sales	**$685,030.42**
Total for Other Current Liabilities	**$685,030.42**
Total for Current Liabilities	**$685,030.42**
Long-term Liabilities	
SBA Loan	2,939.20
Total for Long-term Liabilities	**$2,939.20**
Total for Liabilities	**$687,969.62**
Equity	
Partner Equity	0
Partner's Equity - Regan	0
Iliana Regan Draw - No Allocation	-314,190.73
Iliana Regan - LLC Buy In	190,000.00
Regan Draw Account - 2024	0
Alec	-140.00
Anna Hamlin	-1,000.00
Audrey	-40.00
Auto Expense - Regan	-7,110.00
Chef Consulting Income	6,750.00
Eve	-40.00
Jameson	-455.53
Kyung Sko	-17,524.08
Rebecca Ridenour	-4,002.00
Regan Personal Expenses	-21,714.52
Teaching Expenses	-6,960.00
Teaching Income	2,200.00
Writing Income	2,330.76
Total for Regan Draw Account - 2024	**-$47,705.37**
Total for Partner's Equity - Regan	**-$171,896.10**
Total for Partner Equity	**-$171,896.10**
Partner's Equity - Martha Tran	5,000.00
Retained Earnings	-4,555.97
Net Income	-108,623.72
Total for Equity	**-$280,075.79**
Total for Liabilities and Equity	**$407,893.83**

Statement of Cash Flows

Milkweed Inn

January 1-August 25, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-108,623.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Iliana Regan-Partnership Interest	-111.49
Unbooked Sales	12,865.00
Unbooked Sales:Unbooked Sales 2025 Reservations	51,669.45
Unbooked Sales:Unbooked Sales, Gratuity & Tax 2019-2023	198,034.67
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$262,457.63**
Net cash provided by operating activities	**$153,833.91**
INVESTING ACTIVITIES	
Miscellaneous Imp	-8,250.00
Start-up & Organizational Expense	-372.96
Structural	-1,465.46
Net cash provided by investing activities	**-$10,088.42**
FINANCING ACTIVITIES	
Partner Equity:Partner's Equity - Regan:Iliana Regan Draw - No Allocation	9,691.31
Partner Equity:Partner's Equity - Regan:Regan Draw Account - 2024:Auto Expense - Regan	-600.00
SBA Loan	2,939.20
Net cash provided by financing activities	**$12,030.51**
NET CASH INCREASE FOR PERIOD	**$155,776.00**
Cash at beginning of period	**-$3,636.97**
CASH AT END OF PERIOD	**$152,139.03**